Exhibit 99.1

Inter & Co, Inc.

(the “Company”)

MINUTES OF THE EXTRAORDINARY GENERAL MEETING OF THE SHAREHOLDERS OF THE COMPANY HELD AT THE COMPANY'S PRINCIPAL EXECUTIVE OFFICE LOCATED AT AVENIDA BARBACENA, N.º 1.219, IN THE CITY OF BELO HORIZONTE, STATE OF MINAS GERAIS, CEP 30190-131, BRAZIL, AND VIRTUALLY BY ACCESSING THE FOLLOWING LINK HTTPS://WEB.LUMIAGM.COM/234117599 (PASSWORD: INTERCO2022), ON JANUARY 4, 2023 AT 1 P.M. (SÃO PAULO TIME)

(THE “EGM”)

Members present in person: None.

In attendance: Pursuant to Section 18.1. of the Articles of Association, the quorum established for the opening of the meeting is formed by shareholders holding not less than one-quarter of the voting power of all shares of the Company in issue and entitled to vote at the EGM. The quorum was verified as shareholders holding more than one-quarter of the voting power of all shares of the Company in issue and entitled to vote at the EGM, including the controlling shareholder, had already casted their vote on the proposed resolutions of this Meeting in their proxy cards, submitted either directly by the shareholders or through their brokers, as provided in the list filed in the Company.

It was noted that, in accordance with and as permitted by Article 18.4 of the articles of association of the Company (the “Articles”), Ana Luiza Vieira Franco Forattini was appointed by the Board of Directors to act as chairman of the EGM. It was noted that Débora Resende Castanheira de Carvalho would act as secretary of the EGM.

The Chairman noted the shareholders were present in person or by proxy at the EGM. The Secretary advised that the EGM had been duly convened in accordance with the Articles.

Resolutions:

The following resolutions were passed:

(a)              It was resolved, as an ordinary resolution, that the adoption by the Company of the fourth stock and/or units option plan of Banco Inter. S.A (a subsidiary of the Company) ("Banco Inter") and the programs approved thereunder, as amended, to reflect that the rights thereunder relate to the acquisition of Class A common shares in the capital of the Company (the "Banco Inter Plan"), and the assumption by the Company of the obligations of Banco Inter under the Banco Inter Plan, be and is hereby confirmed, ratified and approved.

(b)              It was resolved, as an ordinary resolution, that the repricing of the exercise price of the equity awards outstanding under Program No. 3 of the Banco Inter Plan from BRL $24.23 to BRL $15.50, being (a) the average closing price of the Class A Common Shares in the capital of the Company on the Nasdaq Global Select Market from June 23, 2022 to August 4, 2022, multiplied by (b) the average BRL/USD exchange rate per day from June 23, 2022 and August 4, 2022, be and is hereby confirmed, ratified and approved.

(c)              It was resolved, as an ordinary resolution, that the adoption by the Company of the 2022 Omnibus Plan be and is hereby confirmed, ratified and approved.

Additionally, the Secretary noted that some of the numbers specified in the column “Number of Shares” in the table on page 10 of the proxy statement are lower than those disclosed. The information did not affect the shareholders’ decision and, therefore, is not considered material. The updated table with the correct numbers is below:

Name and Position	Dollar Value ($)		Number of Shares
Proton Partners LLC	200,000		52,083
Aloísio de Oliveira Soares Matos Filho, executive (not an officer) – RSU Inter&Co Payments, Inc (USEND)	237,231	*	128,930
Fernando Fayzano, CEO and CFO – RSU Inter&Co Payments, Inc (USEND)	237,231	*	128,930
Claudia Urjel, Chief Compliance Officer – RSU Inter&Co Payments, Inc (USEND)	237,231	*	128,930
Eliran Grushkowsy, Chief Operating and Technology Officer – RSU Inter&Co Payments, Inc (USEND)	237,231	*	128,930
Ana Luiza Silva Rodrigues, executive (not an officer) – RSU Inter Seguros	19,872	*	10,800
Túlio da Silveira Campos, executive (not an officer) – RSU Inter Seguros	19,872	*	10,800
TOTAL	1,188,668		589,403

For the grants marked with an asterisk (*), the Dollar Value has been calculated by multiplying the number of Shares available pursuant to the Award by USD $1.84, being such amount the closing price of the Class A Shares of the Company on January 3, 2023 on Nasdaq (rounded up to the nearest whole number).

There being no further business, the Chairman declared the Meeting closed.

Ana Luiza Vieira Franco Forattini Chairman of the EGM